The transactions pursuant to the business integration described in this press release involve securities of a foreign company. The transactions are subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

September 26, 2017

To All Concerned

Company name: JK Holdings Co., Ltd.
Representative: Keiichiro Aoki, President and Representative Director
(Code number: 9896, First Section, Tokyo Stock Exchange)
Inquiries to: Kazuyuki Tatezaki, Director and General Manager,
Finance Department (Telephone: 03-5534-3803)

Company name: Hashimoto Sogyo Holdings Ltd.
Representative: Masaaki Hashimoto, President and Representative
Director
(Code number: 7570, First Section, Tokyo Stock Exchange)
Inquiries to: Chihei Sasaki, Executive Officer and General Manager,
Finance Department (Telephone: 03-3665-9000)

Notice on Suspension of Discussions for Business Integration with Hashimoto
Sogyo Holdings Ltd. and on Business Cooperation Between Japan Kenzai Co., Ltd.
and Hashimoto Sogyo Ltd.

This is to notify the resolution by the board of directors’ meeting held today on suspension of discussions for the business integration between the Company and Hashimoto Sogyo Holdings Ltd. (hereafter “both companies” along with the Company) and on business cooperation between Japan Kenzai Co., Ltd., subsidiary of the Company, and Hashimoto Sogyo Ltd.

1.	Background of discussions for the business integration

As announced in the “Notice of a Basic Agreement Concluded by JK Holdings and Hashimoto Sogyo Holdings for Launching an Discussion into Business Integration Through the Establishment of a Joint Holding Company (Share Transfer)” of JK Holdings Co., Ltd. and Hashimoto Sogyo Holdings Ltd. dated February 7, 2017, both companies concluded a basic agreement for business integration dated February 7, 2017 (hereafter the “the Basic Agreement”) and began discussions.

It was planned in the Basic Agreement that the integration agreement would be concluded in early May 2017; however, on May 12, 2017 the timing of conclusion was postponed as it was determined that discussions on the business integration needs to be continued between both companies in order to smoothly implement the business integration of both companies, and discussions subsequently continued aiming at early conclusion.

2.	Reasons to suspend discussions for the business integration

Although both companies tried their best to discuss the business integration on an equal footing, it was not possible to reach an agreement on various conditions relating to the business integration, and it was determined to cancel the Basic Agreement on the business integration as of today and discontinue the discussions for the business integration.

3.	Reasons and contents of business cooperation

In regards to business cooperation, both companies have confirmed in the previous review that certain results should be accomplished with Japan Kenzai Co., Ltd. and Hashimoto Sogyo Ltd. as the main operating companies of both companies.

A business cooperation contract was executed as it was considered as possible to enhance respective corporate values through continuous mutual utilization of managerial resources and knowledge as well as further development of cooperative relationship with the method of business cooperation (hereafter the “the Business Cooperation”).

4.	Overview of the parties of the Business Cooperation

(1)	Name	Japan Kenzai Co., Ltd.
(2)	Address	1-7-22 Shinkiba, Koto-ku, Tokyo
(3)	Name and title of the representative	Akinori Ogawa, President and Representative Director
(4)	Business description	Wholesale of building materials including plywood, lumber, architectural material and housing equipment
(5)	Capital stock	100 million yen
(6)	Date of establishment	February 1, 2006
(7)	Major shareholders and their shareholding ratios	JK Holdings Co., Ltd. 100.0%
(8)	Relationship between the listed company (Hashimoto Sogyo Holdings Ltd.) and relevant company	Capital relations	There is no relevant matter.
Human relations
Business relations
Matters relevant to
related parties

(1)	Name	Hashimoto Sogyo Ltd.
(2)	Address	9-9 Nihonbashi Kodenmacho, Chuo-ku, Tokyo
(3)	Name and title of the representative	Masaaki Hashimoto, President and Representative Director
(4)	Business description	Sales of plumbing equipment ,housing facilities and equipment
(5)	Capital stock	301 million yen
(6)	Date of establishment	April 24, 2015
(7)	Major shareholders and their shareholding ratios	Hashimoto Sogyo Holdings Ltd. 100.0%
(8)	Relationship between the listed company (JK Holdings Co., Ltd.) and relevant company	Capital relations	There is no relevant matter.
Human relations
Business relations
Matters relevant to
related parties

5.	Time schedule

Date of resolution by the board of directors: September 26, 2017 Date of cancellation of the Basic Agreement: September 26, 2017 Date of execution of the Business Cooperation: September 26, 2017

6.	Future outlook

The influence of suspension of discussions for the business integration as well as of the Business Cooperation on the consolidated performance of the Company is minor.

Furthermore, the Business Cooperation is considered as beneficial to improve corporate values of both companies in the future.